

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

24 April 2003



03050622

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

03 APR 29 AM 7:21

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

TED BRINDAL
Company Secretary

dlw 5/27

Lodgement with Australian Stock Exchange:
24 April 2003 – Quarterly Report for the period January 1 – March 31, 2003

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116



ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

24 April 2003

QUARTERLY REPORT FOR THE PERIOD

FROM 1 JAN 2003 TO 31 MAR 2003

HIGHLIGHTS

UNITED STATES OF AMERICA

First quarter oil and gas sales amount to $616,450.
Rainosek 3 well, Lavaca County, Texas, commences oil sales.
Rainosek-1 well, Lavaca County, Texas, completion commences.
Gas sales commence on Walser well at West Buffalo Wallow.

CHINA

Interpretation of 3D seismic program (421 sq km) completed offshore China. Next round of drilling possible late 2003.

AUSTRALIA

Banjo well, Offshore Carnarvon Basin (EP 397), plugged and abandoned.

AUSTRALIA

WA-254-P - OFFSHORE CARNARVON BASIN,
10.71% (parts 1, 3 and 4), 11.25% (part 2)
(OPERATOR - APACHE ENERGY LTD)

During the quarter, the Operator presented the Joint Venture with an update incorporating PSDM and PSTM studies of 3D seismic over prospects within the permit.

The Sage Prospect is now thought to have estimated potential reserves of 8.3 (mean) to 13.4 (P10) million barrels from the three reservoirs intersected in the Sage-1 well. A further well to confirm this potential and test deeper objectives (Eliassen Sands) may be possible during the fourth quarter 2003 conditional upon the outcome of the proposed Nichol well in adjacent WA-1-P scheduled for mid year.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

The Collier Prospect, originally mapped as straddling both WA-254-P and adjoining WA-1-P has now been interpreted to lie entirely within WA-254-P as a series of prospects. Further interpretation work is planned.

WA-254-P was renewed on the 3 May 2001 for a further term of five years and comprises 4 graticular blocks (321 square kilometres).

EP 395 - OFFSHORE CARNARVON BASIN – 11.25% INTEREST (OPERATOR – APACHE ENERGY LTD)

EP 395 (area 240 square km) was renewed on 8 February 2002 for a further term of five years. The permit contains the Updip Boyd Prospect, targeting oil reservoired in the Mardie Greensand/Birdrong Sandstone in the crest of the Boyd structure. Preliminary interpretation of the 3D seismic over the Boyd area was presented to the joint venture during the quarter, suggesting a smaller prospect than previously mapped.

Other Cretaceous Leads include the Hart Lead, a fault dependent 3-way dip closure at the Lower Cretaceous level. It is located on the western, downthrown side, of a major north-south fault strand of the Flinders fault zone (i.e. it is a buttress trap). Amplitude anomalies occur at the crest of the structure. This lead, similar to the structure drilled at Narvik-1, is likely to contain gas. Further mapping of the lead is required.

Triassic Leads include Stretton, a horst block structure with Triassic Mungaroo Formation sandstones sealed vertically and laterally by Upper Jurassic Dingo Claystone. Further mapping of this lead is required to confirm the presence of a drillable prospect.

The 2002/3 Work Program comprises data review, seismic attribute analysis and depth conversion studies aimed at further delineation of the prospects mentioned above and to identify further leads and prospects in the permit. A decision to drill a further well or surrender the block is likely during the third quarter.

EP 397 - OFFSHORE CARNARVON BASIN - 33.3% INTEREST (OPERATOR - TAP OIL NL)

During the quarter, The Banjo-1 well was drilled to a total depth of 971 metres. The objective Triassic Mungaroo sandstones were intersected at a depth of 858 metres. Although good reservoir sandstones were encountered, no hydrocarbons were present in the primary objective and the well was plugged and abandoned.

The Ensco 53 Rig remained on location for the duration of Cyclone Indigo which may result in cost over runs on the Banjo-1 well. The Operator will notify the Joint Venture once costs have been agreed.

Following a recommendation by the Operator, a renewal application was lodged during September 2001 to renew the entire permit (area 159 square km) for a further term of five years. The current term has been extended to 13 June 2003.

EP 104 - CANNING BASIN - 8% INTEREST
WEST KORA APPLICATION – CANNING BASIN – 12% INTEREST
(OPERATOR – GULLIVER PRODUCTIONS PTY LTD)

EP 104 occupies an area of 990 sq km with the current term expiring on 10 November 2004. The permit contains the Point Torment and Valentine Prospects and the West Kora oil discovery which is currently shut in.

The Joint Venture has agreed to a first phase farm-in proposal on EP 104 and the West Kora discovery. Under that Farm-in Agreement, Bounty has undertaken a technical study involving further geological, geophysical and engineering work and exercised an option to drill a well to earn a 12 percent interest in EP-104 by contributing 20 percent.

The Operator has advised farmin negotiations are proceeding with other interested parties to drill the Point Torment structure which has estimated potential recoverable reserves of 80 BCF gas and 6-12 million barrels of oil.

The EP 104 Joint Venture has negotiated a gas sales contract with an independent power company for the supply of natural gas from Point Torment for the generation of electricity for the West Kimberly area. This contract will be subject to the joint venture proving approximately 35 BCF gas in EP 104.

A well originally scheduled for late October 2002 has now been deferred until the second half of 2003. In the event that a well is drilled on EP 104 at the farminee's expense, FAR's interest in EP-104 shall reduce.

BEIBU GULF BLOCK 22/12 - 5%
OPERATOR: ROC

Block 22/12 is situated approximately 60 km off the coast of China, northwest of Hainan Island, and covers an area of 456 sq km. Water depths are shallow, ranging from, approximately, 10 metres to 40 metres. Within the Block there are several undeveloped oil accumulations which merit further study.

Processing of the recently acquired 421 sq km 3D seismic survey was carried out at Veritas DGC's processing centre in Singapore and completed during the quarter.

The 3D seismic is designed to be integrated with an engineering review of a fast track, low cost, development of one or more of the five oil discoveries within the Block. On this basis, the Joint Venture expects to drill between one and three back-to-back wells, commencing some time in the fourth quarter 2003.

The Block is supported by good infrastructure and lies adjacent to the 12/1-1 Oil Field. A pipeline to the Weizhou Island Oil Terminal, 10 km to the north, passes within 5 km of the Block.

FAR is carried for US$633,000 in expenditure on the China Beibu Gulf Project.

UNITED STATES OF AMERICA

During the quarter the Rainosek-3 well was turned to sales and work commenced on the Rainosek-1 Midcox completion. A successful gas completion was performed on the Walser well at West Buffalo Wallow.

Subject to rig availability and scheduling by partners, further drilling activity is expected during the first half of 2003 with the Terry Ewing follow up well now scheduled for a 15 May 2003 start. These programs are considered low risk and are likely to increase FAR's reserve and production base

Rainosek-Halletsville Project, Lavaca County, Texas

The Rainosek-3 well was turned to sales on 7 March 2003 at the rate of 146 barrels of oil per day on an 8/64 inch choke with a flowing tubing pressure of 1210 psi. The well was then choked back to a 6/64 inch choke and has maintained steady production of 65 barrels of oil per day at 1200 psi. This lower rate will be maintained until the Rainosek-1 and Evans-1 work programs are completed, at which time, subject to performance the production rate will be adjusted upward.

During the quarter completion work commenced on the 9800 Midcox interval in the Rainosek-1 well. The uppermost zone has been perforated with an immediate pressure reaction at surface. The well commenced unloading gas, condensate and well fluid with flowing tubing pressure building to 1500 psi in 4 hours on a 12/64 inch choke. Once the well has cleaned up it will be placed on production and monitored.

The completion rig was released on 23 April 2003 and has moved onto the Evans-1 location for a planned completion of the 5800 Wilcox interval in the Evans-1 well.

Rainosek is a development project located in Lavaca County Texas. The leasehold area comprises approximately 632 acres located on and to the southeast of the Word Field area and is covered by 3D seismic and includes two producing wells and associated production equipment including tanks and pipelines.

FAR's working interest is 20 percent. The Operator, Texas based Trio Operating Company, has operated numerous other wells for FAR. Other working interests include Lake Long partner, Kriti Exploration, Inc.

Lake Long Field, Lafourche Parish, South Louisiana

The company is continuing discussion and review of a substantial gas play (several hundred BCF) in the deeper Hollywood and Krumbhaar sands at Lake Long. These sands can be mapped on 3D to producing fields downdip and on trend. Well costs have been revised downward yet remain substantial at approximately US$4.7 million due to a combination of depth and pressure. Drilling is not likely until late third quarter.

FAR has enjoyed four successes at Lake Long from four wells in which it has participated. The No. 2ST, No. 6 and No. 7 wells, in which FAR holds an 11.25 percent, 22.2 percent and 11.1 percent interest respectively, are still producing both oil and gas into the central production system with Columbia Gas and Amoco being the ultimate product purchasers.

The Lake Long Field has produced over 300 BCF of gas and 20 million barrels of oil from some 26 separate zones ranging in thickness from 5 to 100 feet. Public domain well log and production data supports well averages approximating 5 BCF and 40,000 barrels of condensate. The entire field is covered with 3D seismic.

The Operator of the Lake Long State Lease 328 is Kriti Exploration Inc of Houston Texas, a company controlled by shipping interests in Athens, Greece. Other participants are all USA based entities.

West Buffalo Wallow, Walser #1-30 Well, Hemphill County, Texas

During the quarter FAR participated in a successful recompletion of the Granite Wash formation in the Walser #1-30 well located in Hemphill County, Texas. . The Granite Wash interval has been perforated, fracture stimulated and turned to sales on 21 March 2003 at the rate of 1.47 million cubic feet of gas and 7 barrels of oil per day on a 22/64 inch choke at a flowing tubing pressure of 1000 psi.

Typically these Granite Wash wells decline rapidly before settling at lower longer term rates. The recompletion was conducted by Jetta Operating Company of Fort Worth Texas.

FAR was an original participant in the drilling of the Walser #1-30 well during 1997 and production to date has been from the deeper Morrow interval

FAR has a 7.5 percent working interest in the Walser well, production facilities and 320 acre unit. FAR has indicated its consent to increase this interest up to a maximum of 15 percent should a further interest become available.

Bayou Choctaw Project, Iberville Parish, South Louisiana

FAR has entered into an agreement with Horizon Oil NL (formerly Bligh Oil & Minerals N L) to participate in the drilling of two development wells at the Bayou Choctaw Oil Field, Louisiana.

Under the agreement, FAR will pay for 15% of the costs of two proposed wells (currently Wilberts 93 and Victory Financial 1B) to earn a 15% working interest in the project acreage and assets reducing to a 10% working interest after project payout.

Bayou Choctaw comprises approximately 1,725 net acres currently held by production and 120 acres leasehold. Should FAR elect to withdraw after drilling two wells, its 15 % interest would be limited to the well-bore production units. The agreement is subject to final documentation.

Eagle Prospect, San Joaquin Basin, California
Eagle No 1 well (Mary Bellocchi Re-entry)

The Operator has advised continuing discussions with the objective of finding a farmin partner to undertake further exploration, including the drilling of a new well.

FAR has a 15 percent working interest in the Eagle project and 4,360 (approx) acres under lease. Other participants include the Operator, Victoria Petroleum NL, Lakes Oil NL, Sun Resources NL and North American interests.

Clear Branch Field, Jackson Parish, North Louisiana

As previously foreshadowed, FAR has agreed to a proposal by Hilcorp Energy Company, of Houston, Texas, to drill the Terry Ewing No 2 well. Hilcorp has existing operations and has assumed operatorship of the Clear Branch Field from Rio Bravo. A rig is currently being sought and operations are expected to commence around 15 May 2003.

FAR was a participant in the initial discovery well, the Terry Ewing No.1, drilled during the third quarter of 2000, and which discovered 46 feet of Hosston sand porosity with bottom hole pressure ranging from 3100 to 3300 psi. Logs and reservoir tests indicate these sands to be very permeable.

During the completion phase of the Terry Ewing No 1 well, the Hosston sands were damaged beyond repair such that a replacement well is needed to recover the estimated 8 billion cubic feet of gas remaining. The Operator conducted a study of six field wells in the Yellow and Orange Hosston Sands to determine how those wells performed based on similar pressure data measured in the Terry Ewing well. The average per well flow rate determined by the study was 3.1 million cubic feet per day suggesting better rates are possible with a replacement well.

The Terry Ewing No 1 well is currently producing approximately 200 thousand cubic feet of gas per day and currently holds the 640 acre lease around the wellbore. FAR has a 9.375 percent interest in the No 1 well, associated production equipment and proposed No 2 well.

PRODUCTION

Gas sales during the quarter totalled 35.8 million cubic feet for an average of 0.40 million cubic feet per day at an average price of US$4.92 per thousand cubic feet before production taxes. Oil sales during the quarter totalled 5,927 barrels for an average of 66 barrels of oil per day at an average price of US$32.63 per barrel before production taxes. Quarterly revenues amounted to $616,450.

FAR maintains a web site at www.farnl.com.au.
Enquiries: Michael Evans 61-8-9322-3939 email: admin@farnl.com.au

Yours faithfully,
FIRST AUSTRALIAN RESOURCES LIMITED

MICHAEL EVANS
Chairman

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Bevan Warris, a geologist with 35 years experience and AAPG Certified Petroleum Geologist No 4723. Dr Warris has given his consent to the information in the form and context in which it appears.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN

41 009 117 293

Quarter ended ("current quarter")

31 MARCH 2003

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (...3.... months) $A'000
1.1	Receipts from product sales and related debtors		585	585
1.2	Payments for	(a) exploration and evaluation	(125)	(125)
		(b) development	12	12
		(c) production	(178)	(178)
		(d) administration	(203)	(203)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received		4	4
1.5	Interest and other costs of finance paid		(10)	(10)
1.6	Income taxes paid			
1.7	Other (provide details if material)			
	Net Operating Cash Flows		85	85
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospects		
		(b)equity investments		
		(c) other fixed assets	(12)	(12)
1.9	Proceeds from sale of:	(a)prospects	45	45
		(b)equity investments		
		(c)other fixed assets		
1.10	Loans to other entities			
1.11	Loans repaid by other entities			
1.12	Other (provide details if material)			
	Net investing cash flows		33	33
1.13	Total operating and investing cash flows (carried forward)		118	118

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	118	118
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	900	900
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings		
1.17	Repayment of borrowings	(50)	(50)
1.18	Dividends paid		
1.19	Other (Share Issue Expenses)	(44)	(44)
	Net financing cash flows	806	806
	Net increase (decrease) in cash held	924	924
1.20	Cash at beginning of quarter/year to date	1,020	1,020
1.21	Exchange rate adjustments to item 1.20	(37)	(37)
1.22	**Cash at end of quarter**	1,907	1,907

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	47
1.24	Aggregate amount of loans to the parties included in item 1.10	

1.25 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Under a farmout agreement ROC Oil Company Limited has agreed to carry FAR for expenditure up to an amount of US$633,000 in relation to the 3D seismic program and certain other costs on Beibu Gulf Block 22/12. Pursuant to the agreement FAR's interest reduced from 10% to 5%.

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	1,250	742
3.2	Credit standby arrangements		

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation (excludes possible Banjo over run)	150
4.2	Development	50
	Total	**200**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	89	165
5.2	Deposits at call	919	652
5.3	Commercial Bills	896	199
5.4	US$ Foreign Currency account	3	4
	Total: cash at end of quarter (item 1.22)	1,907	1,020

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	158,432,861	158,432,861	N/A	N/A
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	20,000,000	20,000,000	4.5 cents	4.5 cents
7.5	**+Convertible debt securities** *(description)*				
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options**			*Exercise price*	*Expiry date*
	Tradeable (FARO)	43,627,224	43,627,224	20 cents	31 July 2003
	Tradeable (FAROA)	20,000,000	20,000,000	7 cents	31 July 2005
	Employee	7,500,000	N/A	20 cents	5 May 2003
7.8	Issued during quarter (FAROA)	20,000,000	20,000,000	Free	N/A
7.9	Exercised during quarter				
7.10	Expired during quarter				
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: ....
(Director)

Print name: MICHAEL EVANS

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.